SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K for the Month of January
                             Dated January 23, 2002


                         Commission File Number 0-19379

                         BANCO COMERCIAL PORTUGUES, S.A.
                 (Translation of registrant's name into English)


                                Rua Augusta 62-96
                              1100 Lisbon, Portugal
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                  Form 20-F [X]         Form 40-F [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                  Yes [_]               No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Exhibit 1: Press Release.

     Banco Comercial Portugues, S.A. (the "Bank") has published and released in Portugal its consolidated net income for the fiscal year 2001

     The financial information presented in the release has been prepared in accordance with generally accepted accounting principles in Portugal, which varies in certain significant respects from generally accepted accounting principles in the United States of America. See Note 37 to BCP's audited consolidated financial statements for the fiscal year ended December 31, 2000 contained in BCP's Annual Report on Form 20-F as filed with the Securities and Exchange Commission.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BANCO COMERCIAL PORTUGUES, S.A.



                                    By:  Antonio Rodrigues
                                       ----------------------------------
                                         Antonio Rodrigues
                                         Member of the Board of Directors


                                    By:  Luis Gomes
                                       ----------------------------------
                                         Luis Gomes
                                         General Manager


Dated: January 23, 2002